FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of March 2004

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Forms 20-F [X] Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934).

Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
c12g3-2(b): 82-            .

Enclosure:

Disclosure of Interest
New Acambis CEO announces four-fold increase in profits
Directors’ shareholdings
Directors’ interest in shares
Acambis appoints Ross Graham as Non-executive Director
Schedule 10 Notification of Major Interests in Shares

DISCLOSURE OF INTEREST
NEW ACAMBIS CEO ANNOUNCES FOUR-FOLD INCREASE IN PROFITS
Chairman’s statement
Overview
Business update
Portfolio review
Smallpox vaccines franchise
Travel vaccines franchise
West Nile
Baxter
ADR split
Financial review
Outlook
Results for the full year and three months ended 31 December 2003
Group profit and loss account
Group statement of total recognised gains and losses
Group balance sheet
Reconciliation of movements in group shareholders’ funds - all equity
Group cash flow statement
Analysis of net (debt)/funds
Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities
DIRECTORS’ SHAREHOLDINGS
DIRECTORS’ INTEREST IN SHARES
ACAMBIS APPOINTS ROSS GRAHAM AS NON-EXECUTIVE DIRECTOR
SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES
SIGNATURE

Disclosure of Interest

Acambis plc (“the Company”)

The Company received notification on 26 February 2004 that, as of close of business on 23 December 2003, the Goldman Sachs Group Inc. no longer held a disclosable interest in the ordinary shares of 10p each in the Company.

-ends-

Enquiries:
Acambis plc
Elizabeth Brown, Company Secretary
Tel: +44 (0) 1223 275 300

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM GMT ON TUESDAY, 2 MARCH 2004

New Acambis CEO announces four-fold increase in profits

Cambridge, UK and Cambridge, Massachusetts - 2 March 2004 - Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its preliminary results for the fourth quarter and year ended 31 December 2003.

Key points

>    Gordon Cameron appointed CEO of Acambis

>    Financial results

-	Revenue increased 112% to £169.1m (2002 — £79.7m)

-	Profit before tax increased 310% to £39.4m (2002 — £9.6m), after an exceptional cost of £7.4m in relation to the settlement with BTG

-	Cash and short-term investments increased to £125.2m (2002 — £11.8m)

>    US Government’s 155 million-dose investigational smallpox vaccine order completed in Q1 2004

>    Proposal submitted to National Institutes of Health for three million-dose MVA contract

>    Berna Products Corporation sales increased by 30%, compared with equivalent period for 2002

>    ARILVAX™ BLA submission withdrawn and scheduled for re-submission in H1 2005

>    Baxter contract manufacturing agreement under discussion

>    NASDAQ-listed ADR five-for-one split

>    Recruitment of further Non-executive Directors underway

	Year ended		Three months ended
	31 December		31 December
	2003	2002	2003	2002
Revenue	£169.1m	£79.7m	£21.0m	£53.0m
Profit/(loss) before tax
- pre exceptional item	£46.8m	£9.6m	£4.0m	£17.0m
- less BTG exceptional item	£(7.4)m	nil	£(7.4)m	nil

- post exceptional item	£39.4m	£9.6m	£(3.4)m	£17.0m
Earnings/(loss) per share	34.5p	10.0p	(0.9)p	17.2p
Earnings/(loss) per ADR*	$1.24	$0.32	$(0.03)	$0.55
Cash and short-term investments	£125.2m	£11.8m	£125.2m	£11.8m

* Calculated on the basis of the new ADR ratio of one ADR for two ordinary shares.

Gordon Cameron, Chief Executive Officer of Acambis, commented:

“These stunning financial results are a credit to the Acambis team. I am truly honoured to be taking over as CEO of Acambis and to take the company forward in its next phase of growth. I am confident that Acambis will continue to develop as a major player in the rapidly growing, multi-billion dollar global vaccines business.”

-ends-

CHAIRMAN’S STATEMENT

OVERVIEW

We have implemented some major changes during 2003 and early 2004, both in terms of operations and personnel. I am delighted that Gordon Cameron has accepted the position of Chief Executive Officer. The international search we undertook for candidates was extensive and thorough, and Gordon proved both to myself and to my colleagues on the Board that he was the best individual for the job.

In taking over this role, Gordon will be able to drive Acambis forward from a position of strength. I am pleased to report that we achieved excellent financial results, with revenue of £169.1m compared with £79.7m in 2002, and pre-exceptional pre-tax profit (excluding the £7.4m exceptional element of the BTG settlement) increasing by nearly 400% from £9.6m to £46.8m.

BUSINESS UPDATE

In developing new vaccines against infectious diseases, Acambis is aiming to maximise the value of its products by retaining rights to those vaccines for as long as possible. This means not only developing, clinically testing and licensing the vaccines but also, where possible, manufacturing, selling and distributing the product ourselves. Two key elements towards achieving this goal have been the reactivation of our Canton manufacturing facility and the acquisition in August 2003 of a sales, promotion and distribution business, Berna Products Corporation (“BPC”).

Our strategy for the product portfolio focuses on:

>    Maximising the value from the existing revenue-generating opportunities;

>    Driving development of our products as rapidly as possible; and

>    Acquiring or in-licensing additional products to supplement the late-stage pipeline and/or revenue streams.

Maximising existing opportunities

The first of these primarily involves the development of our two key franchises: the smallpox vaccine franchise; and the travel vaccines franchise.

In the smallpox area, in addition to continuing to deliver on the US Government contract and selling our investigational ACAM2000 vaccine to other governments around the world, we gained two further products: first, by negotiating to act as Cangene Corporation’s agent in sales of its investigational Vaccinia Immune Globulin (“VIG”); and, secondly, by initiating a programme to develop a third-generation smallpox vaccine, Modified Vaccinia Ankara (“MVA”), with $9.2m of funding from a US Government contract.

The travel vaccines franchise was cemented and expanded by the acquisition of BPC, which brought to Acambis rights to sell in North America a licensed oral typhoid vaccine, Vivotif®, and the sales and distribution infrastructure we had been seeking for our developmental travel vaccines.

Driving rapid product development

Our strong financial position, with cash and short-term investments totalling £125.2m at the end of 2003, gives us the flexibility to invest in our own pipeline up to a later stage of development, thereby retaining the maximum value of the products within the Company. It also enables us to drive development of our projects as rapidly as possible through to licensure and to manufacture and sell the products ourselves where practicable.

Acquiring or in-licensing additional products

Our strong financial position also enables us to acquire or in-license additional products. We are actively pursuing a number of opportunities, with our primary interest being in-licensed or late-stage products, particularly ones that could be channelled through BPC.

PORTFOLIO REVIEW

In the second half of 2003, we conducted a review of our product portfolio to identify the key projects on which to focus our resources. The review highlighted nine high-priority projects that are most likely to generate the greatest return to Acambis, together with a plan to develop several earlier-stage projects that will be the engine of longer-term growth for the company. We also identified several projects in which we do not intend to invest additional Acambis resources.

As a result of the portfolio review, we conducted an operational review and decided in January 2004 to consolidate our research activities at our facility in Cambridge, Massachusetts, which is resulting in the closure of our research department in Cambridge, UK. Unfortunately, this will lead to the loss of 40 jobs by the end of this year. This decision in no way reflects upon the quality and calibre of those employees, and we would like to thank them for their contribution to Acambis over the years.

SMALLPOX VACCINES FRANCHISE

ACAM2000

At the time of our third quarter results announcement in November 2003, we provided an update on our contract with the US Government to supply quantities of our investigational ACAM2000 smallpox vaccine for its emergency-use Strategic National Stockpile. We indicated that the remaining vaccine doses to be delivered under the 155 million-dose order with the US Centers for Disease Control and Prevention (“CDC”) and approximately 18 million of additional doses ordered by the CDC were expected to be delivered during the fourth quarter of 2003.

At the beginning of 2004, we reported that, owing to the US national security threat being raised over the New Year period, a large delivery relating to the above doses was rescheduled from the last week of December 2003 to early February 2004. Delivery of those doses has now taken place as expected, which marks the completion of the US Government’s 155 million-dose order. Further deliveries under the CDC’s increased order are expected to be made during 2004.

Before the year end, we began our Phase III clinical trials of ACAM2000 and these are now well underway.

A Smallpox BioSecurity conference for governments and key scientific advisers was held in Geneva in October 2003 and was made possible through sponsorship by Acambis. Following this and through our marketing efforts in conjunction with Baxter, we continue to pursue a number of expressions of interest from other governments.

VIG

Our discussions with governments on ACAM2000 are facilitated by our ability also to offer Cangene’s investigational C-VIG product. This stand-by treatment for adverse reactions to smallpox vaccination will be required by any government buying smallpox vaccine. As Acambis is the only company able to offer both smallpox vaccine and VIG, we are in a very strong competitive position. We expect to secure our first orders for VIG during 2004.

MVA

MVA is a weakened form of the current generation smallpox vaccines. Since winning an initial US Government MVA contract in February 2003, we have made good progress on this project.

In partnership with Baxter Healthcare Corporation, we recently responded to a Request for Proposals (“RFP”) issued by the US National Institute of Allergy and Infectious Diseases (“NIAID”). The RFP is for the manufacture, fill, finish and release of three million doses of MVA and continuation of the clinical testing that started under the first contract, although the NIAID does not anticipate licensure of the vaccine within the proposed timescale for this contract.

In a cost estimate published by the Congressional Budget Office in May 2003 for Project Bioshield, the US Government’s programme to prepare a defence against bioterrorism, it was indicated that the Department of Health and Human Services plans to purchase 60 million doses of MVA at a cost of about $15 a dose. Although funding has not yet been authorised, we believe that this budget estimate demonstrates the very substantial opportunity offered by the MVA project.

TRAVEL VACCINES FRANCHISE

Berna Products Corporation

In August, we announced the acquisition of BPC, a leading travel vaccines business based in Miami, Florida. This was a strategically important move in the establishment of our travel vaccines franchise as it enables us to market and distribute our vaccines as well as to develop and manufacture them. BPC’s current revenues come from sales of a licensed oral typhoid vaccine, Vivotif®, for which it has rights to sell in the US and Canada. It made a contribution to Acambis’ revenues during the last four months of 2003 and, for that period, its revenue had increased by 30% on a like for like basis compared with the equivalent period in 2002.

ARILVAX™

ARILVAX™ is the yellow fever vaccine to which we have US sales rights from its owner and manufacturer Chiron Vaccines. In December 2003, we submitted a BLA to the US FDA to apply for licensure of ARILVAX™, but we have since decided temporarily to withdraw the application from review, following Chiron’s decision to bring forward its plans to upgrade the plant where the vaccine is manufactured. As a consequence, Chiron’s facility will not be ready for a Pre-Approval Inspection (“PAI”) by the FDA during the statutory 10-month BLA review period. We are working with the FDA and Chiron to minimise the time to re-submission. We currently envisage that Chiron’s manufacturing facility will be PAI ready in the first half of 2005, at which time we will re-submit the BLA.

ChimeriVax-JE

The most advanced of the investigational vaccines we are developing based on our proprietary ChimeriVax™ technology is also, primarily, a travel vaccine. ChimeriVax-JE, which is intended to combat Japanese encephalitis, a leading mosquito-borne virus prevalent in Asia and found in parts of Australia, is expected to enter Phase III trials around the end of 2004. In 2003, we took the decision to bring manufacturing of ChimeriVax-JE in-house. We have nearly completed manufacture of the material and will conduct a bridging study during 2004, the purpose of which is to confirm that the material we have produced elicits a response equivalent to that seen in previous clinical trials using differently produced material.

ChimeriVax-Dengue

This project, which is partnered with Aventis Pasteur, is as an important opportunity for Acambis given the vaccine’s potential to achieve very significant revenues. ChimeriVax-Dengue is currently undergoing a Phase I clinical trial, which is the first time that the tetravalent (four-component) vaccine has been tested in humans. It follows a proof-of-principle trial with one of the four strains that showed the strain was well tolerated and generated neutralising antibodies in more than 96% of the subjects.

WEST NILE

In 2003, as a result of our rapid response to the newly emerging threat of West Nile virus in the US, we became the first company to initiate human clinical trials of a potential West Nile vaccine. We believe that this vaccine represents a very significant potential product. In 2003, the virus continued to spread across the US, with a total of 46 states being affected by human cases during the year. Since West Nile arrived in New York in 1999, it has caused around 13,500 diagnosed cases and more than 500 deaths. We plan to manufacture our investigational ChimeriVax-West Nile vaccine at our Canton manufacturing facility later this year.

C. DIFFICILE

Having identified in 2002 that it was necessary to manufacture new lots of our investigational C. difficile toxoid vaccine to ensure we have vaccine of sufficient potency to be effective in clinical trials, we took the opportunity in 2003 to bring manufacture of the product in-house by establishing a pilot plant at our facility in Cambridge, Massachusetts. We are currently manufacturing new material for use in a clinical trial scheduled to start in the second half of this year.

BAXTER

In December 2003, Baxter International, Inc. (“Baxter”) sold its 21.3% shareholding in Acambis, which, under a subscription agreement dating from December 2000, it had acquired between December 2000 and March 2003. The shareholding was placed very successfully with several blue-chip institutions.

We have a commercial agreement with Baxter to manufacture components of its bacterial vaccines at our Canton manufacturing facility. Following Baxter’s announcement in 2003 that it is no longer developing its bacterial vaccines, it is now clear that Baxter does not require us to manufacture these products and we are in discussions with Baxter to resolve the rights and obligations of both parties under the contract. Resolution of these contract discussions should give us the flexibility to manufacture products for other third parties as well as to continue manufacturing our own vaccines at Canton.

What is most important to Acambis is that neither of these changes with Baxter impacts our most important commercial associations, which relate to our ACAM2000 smallpox vaccine, the MVA project and the use of Baxter’s serum-free vero cell technology to make our ChimeriVax™ vaccines. These collaborations are important to both companies and we continue to enjoy a very close and co-operative working relationship with Baxter.

ADR SPLIT

We have recently undertaken a change in the ratio of our NASDAQ-listed American Depositary Receipt (“ADR”) which has had the effect of bringing the price of our ADR more in line with the prices of peer group companies.

Since listing on NASDAQ in February 2001, our ADR price has risen from approximately $18 to around $60. To ensure continued accessibility for both institutional and private investors in the US, we took the decision to change the ADR ratio from one ADR for 10 ordinary shares to one ADR for two ordinary shares. All ADR holders on the register as at 20 February 2004 were issued on 23 February 2004 with four additional ADRs for each one held.

BOARD CHANGES

There have been a number of Board changes during 2003 and we plan to strengthen it further during 2004.

Most importantly, we announced on 23 February 2004 that Gordon Cameron has been appointed Chief Executive Officer. Gordon joined Acambis in 1996 as Chief Financial Officer. Since March 2001, he has also been President of our US division and has overseen a period of significant growth in the US. He was instrumental in Acambis winning the major contract with the US Government to manufacture more than 200 million doses of our investigational smallpox vaccine and oversaw the reactivation of our manufacturing facility and the acquisition of BPC.

As part of the management team that developed Acambis from a small early-stage research operation into one of Europe’s leading biotechnology companies, he is ideally placed to build on previous successes by adding his own vision for the continued growth and development of Acambis. In this, he is well equipped with considerable financial experience and the extensive industry knowledge he has developed during more than seven years with Acambis. We are confident Gordon will be an outstanding leader and will take Acambis from strength to strength. We have initiated a search for a suitable individual to fill Gordon Cameron’s position as Chief Financial Officer. During this search process,

Elizabeth Brown, currently Vice-President of Finance and Company Secretary, will assume Gordon’s CFO responsibilities in an acting CFO capacity until such time as a new candidate is appointed.

Gordon’s appointment followed the departure of Dr John Brown, who decided to step down as CEO after a tenure of almost seven years. We are immensely grateful to John for the significant contribution he made in growing Acambis from an early-stage research company into one of the leading biotechnology companies in Europe, and wish him every success with his future plans.

Following the sale of Baxter’s shareholding, Victor Schmitt, who was Baxter’s representative on our Board of Directors, resigned from his role of Non-executive Director, which he had held since December 2000. Victor’s experience and advice was invaluable and we thank him for his contribution during the last three years.

We plan to strengthen the Board by increasing the number of independent Non-executive Directors who bring specific experience and impartiality to our Board. The process to find new appointees is well underway and we expect to make new appointments in the coming months.

FINANCIAL REVIEW

The financial results for the year ended 31 December 2003 are presented below. A high-level summary of the results for the three months ended 31 December 2003 is also shown.

Trading results

Revenue for the year increased significantly to £169.1m (2002 - £79.7m) and arose primarily from the 155-million dose ACAM2000 smallpox vaccine contract with the CDC. During the year, we also recorded revenue from the sales of ACAM2000 smallpox vaccine, in conjunction with our partner Baxter, to other foreign governments. In 2003, we recorded revenue for the first time from the NIAID in respect of the MVA contract and the first sales from Vivotif® following the acquisition of BPC in August. During the year, we also continued to receive revenues from Aventis Pasteur for our ChimeriVax-Dengue vaccine programme.

Cost of sales in 2003 also increased sharply to £98.4m (2002 - £49.2m) in line with revenues and related to all of the above revenue except costs on the ChimeriVax-Dengue programme, which are recorded within Research and Development costs (“R&D”). All costs in relation to the manufacturing plant were expensed within cost of sales following full reactivation at the end of 2002.

Our gross profit margin increased to 41.8% in 2003 (2002 - 38.3%). This increased margin represents the change in the mix of revenues recorded in the two years.

Expenditure on R&D increased to £19.9m (2002 - £16.5m). The increase in expenditure in 2003 is as a result of the progression of our projects to the later stages of development.

We have recorded costs under sales and marketing costs for the first time in 2003. Costs were £1.3m in the year (2002 - £nil), representing the internal sales and marketing infrastructure established during the year and the relevant costs incurred by BPC from the point of acquisition of that business in August 2003.

Administrative costs, including amortisation of goodwill, increased marginally to £4.7m (2002 - £4.3m), as a result of the acquisition of BPC and increased infrastructure costs in other areas of the business.

In October 2003 we announced that we had reached a £12.0m settlement with BTG International Limited (“BTG”) to discharge all past and future rights, obligations and claims under a technology license agreement originally established in 1994. Under the terms of that agreement, Acambis was required to pay 2% of its reported turnover to BTG potentially until 2024. Of the £12.0m settlement, £4.6m related to historic amounts due under the agreement and is included in cost of sales during 2002 and 2003. The balance of £7.4m has been recorded as an exceptional item against operating profit in 2003.

Interest receivable increased significantly in 2003 to £2.1m (2002 - £0.7m) as a result of the higher levels of cash throughout the period, principally receivable from the smallpox vaccine contract with the CDC.

In accordance with the Companies Act 1985, in 2003 we recorded a gain of £0.5m (2002 - loss of £0.1m) in respect of the reversal of a previous write-down of the investment held in Medivir AB. At 31 December 2003, the book value of the investment was £0.8m (2002 - £0.3m).

Interest payable reduced marginally in 2003 to £1.0m (2002 - £1.2m), representing primarily interest payable on the lease-financing facility that exists for the reactivation of our manufacturing plant. During 2003, an exchange gain of £0.4m (2002 - £0.5m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated debt facility for our ARILVAX™ programme.

The pre-tax profit for 2003 was £39.4m (2002 - £9.6m), with the improvement being achieved primarily as a result of increased revenues under our smallpox vaccine programme. Pre-exceptional pre-tax profit for 2003 (excluding the £7.4m exceptional element of the BTG settlement) was £46.8m (2002 - £9.6m).

In 2003, we recorded a tax charge of £3.9m (2002 - £nil). During 2002 and 2003 the majority of the Group’s historic tax losses have been utilised. The effective tax rate for 2003 was 10% (2002 – nil). We expect that the effective tax rate will increase in 2004 to between 30% and 35%.

Capital expenditure

Capital expenditure in 2003 was £6.0m (2002 - £11.5m). Expenditure during the year related predominantly to the cost of redeveloping and expanding areas of our US R&D facility. The reduction in expenditure over 2002 levels followed the completion around the end of 2002 of the reactivation of our manufacturing plant. We expect expenditure levels in 2004 to be similar to those seen in 2003.

Balance sheet highlights

i) Cash/debtors

The cash and short-term investments balance of the Group at 31 December 2003 amounted to £125.2m (2002 - £11.8m). The significant increase in cash over 2002 is a result of the majority of cash receipts having been received from the CDC in respect of the ACAM2000 smallpox vaccine contract. At the end of 2003, we still had a major working capital requirement arising from that contract in respect of Phase III clinical trials, the costs of which will be incurred during 2004 and 2005. During the year trade debtors, included within the total Debtors: amounts receivable within one year, reduced to £8.9m (2002 - £46.1m). The large balance at the end of 2002 represented amounts owed under smallpox vaccine contracts with the CDC.

In March 2003, the fourth and final instalment of £7.0m in respect of its equity subscription was received from Baxter International, Inc. We anticipate that the cash balance will reduce to a level nearer £100m by the end of 2004, principally due to a negative working capital movement.

ii) Stock/Creditors: amounts falling due within one year

Stock held at 31 December 2003 amounted to £18.2m (2002 - £48.4m). This balance principally represents work-in-progress and finished goods in relation to our ACAM2000 smallpox vaccine. During the year vaccine was shipped to our largest customer, the CDC, and other foreign governments.

Our adopted method for recognising revenue under the ACAM2000 contract with the CDC, which involves the recognition of revenue in line with the degree of completion of the contract, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. At the year-end, the amount recorded as deferred income under this contract was £49.5m (2002 - £21.1m), this is included within the total Creditors: amounts falling due within one year of £96.9m (2002 - £88.4m). This level of creditors will reduce during 2004 and 2005 as further revenues under the ACAM2000 contract are recognised.

iii) Lease financing and overdraft facilities

Since December 2001, we have not made any further drawdowns from the lease-financing facility secured via Baxter for the reactivation of our manufacturing plant. The balance on the facility at 31 December 2003 was £12.6m (2002 — £14.0m). Interest accruing on the facility during 2003 was repaid from cash. The balance on the ARILVAX® overdraft facility at 31 December 2003 was £3.9m (2002 — £4.3m).

Fourth quarter results

The following section summarises the financial highlights for the three months ended 31 December 2003 (“Q4”). Unless stated otherwise, the comparative figures in the parentheses relate to the equivalent three-month period in 2002.

Revenues in Q4 decreased to £21.0m (2002 — £53.0m) as a direct result of lower activity on the CDC smallpox vaccine contract. Cost of sales also fell to £11.3m (2002 — £30.4m), in line with the lower revenues in the quarter. R&D costs increased marginally compared to 2002 at £4.7m (2002 — £4.4m). In Q4 we recorded £0.8m (2002 — £nil) of sales and marketing costs, representing costs for BPC and those associated with our internal sales and marketing infrastructure. Administrative costs increased to £1.5m in Q4 (2002 — £1.2m), principally as a result of increased goodwill charges following the acquisition of BPC in August 2003.

In Q4, we reported an exceptional item of £7.4m in relation to a settlement agreed with BTG (see Trading results above). This related to a technology licence originally established in 1994 under which we were required to pay 2% of our turnover to BTG.

Q4 contributed a pre-tax loss of £3.4m (2002 — profit of £17.0m) towards 2003 full-year results. Before exceptional items the pre-tax profit in Q4 was £4.0m.

Net cash inflow in Q4 from operating activities was £52.1m (2002 — outflow of £6.4m). The difference was principally a result of the working capital movement seen in 2002 in relation to the ACAM2000 CDC contract. Capital expenditure decreased in Q4 to £1.2m (2002 — £1.5m). Expenditure in Q4 related to costs to refit our US R&D facility.

Employees

At 31 December 2003, Group headcount had increased to 320 (2002 — 274). The increase seen in 2003 was as a result of the acquisition of BPC in addition to building up the capabilities of the clinical, quality and regulatory functions. Following our announcement in January 2004 regarding the consolidation of research operations to the US and the closure of the UK research department, we anticipate that the Group headcount will fall to around 280 by the end of 2004.

OUTLOOK

We have made good progress during 2003 in implementing our key strategies and look forward to continued progress from the product pipeline during 2004. We anticipate this will include trial results from a number of our vaccine development programmes, including ACAM2000 and ChimeriVax-West Nile, plus submission of a BLA to the US FDA for ACAM2000.

Acambis has never been in better shape. With our new CEO in place, the financial strength and flexibility that our cash position provides and a clear vision of our key, high-value vaccine projects, we are in a good position to deliver maximum value for our shareholders.

Alan Smith
Chairman

This preliminary results statement was agreed by the Board of Directors on 1 March 2004.

Analyst meeting and conference call: An analyst meeting and conference call will be held today at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the conference call will be available until midnight on

Tuesday, 16 March 2004 on the following telephone numbers: from the UK: +44 (0) 20 8288 4459; from the US: +1 866 484 2564; and from outside the UK or the US +44 (0) 20 8288 4459. The pin code for the replay is 554292.

Webcast: An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

Enquiries:
Acambis plc
Gordon Cameron, Chief Executive Officer
Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 761 4200

Lyndsay Wright, Director of Communications
Today: +44 (0) 20 7831 3113
Thereafter: +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is developing a vaccine targeting the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Results for the full year and three months ended 31 December 2003

Group profit and loss account

			Three months		Three months
	Year ended	Year ended	ended		ended
	31 December	31 December	31 December		31 December
	2003	2002	2003		2002
	(unaudited)	(audited)	(unaudited)		(unaudited)
	£m	£m	£m		£m
Turnover	169.1	79.7	21.0		53.0
Cost of sales	(98.4)	(49.2)	(11.3)		(30.4)

Gross profit	70.7	30.5	9.7		22.6
Research and development costs	(19.9)	(16.5)	(4.7)		(4.4)
Sales and marketing costs	(1.3)	—	(0.8)		—
Administrative costs (including amortisation of goodwill)	(4.7)	(4.3)	(1.5)		(1.2)
Exceptional administrative item: Settlement of BTG agreement	(7.4)	—	(7.4)		—

Group operating profit/(loss)	37.4	9.7	(4.7)		17.0

Interest receivable and similar income	2.1	0.7	0.8		0.2
Amounts written back/(off) fixed asset investment	0.5	(0.1)	0.5		(0.1)
Interest payable and similar charges	(1.0)	(1.2)	(0.3)		(0.3)
Exchange gain on foreign currency borrowings	0.4	0.5	0.3		0.2

Profit/(loss) on ordinary activities before taxation	39.4	9.6	(3.4)		17.0

Taxation	(3.9)	—	2.5		—

Profit/(loss) on ordinary activities after taxation (being retained profit/(loss) for the period)	35.5	9.6	(0.9)		17.0

Earnings/(loss) per ordinary share (basic, note 2)	34.5p	10.0p	(0.9	)p	17.2p

Earnings/(loss) per ordinary share (diluted, notes 2 and 3)	34.0p	9.7p	(0.9	)p	16.8p

Earnings/(loss) per ADR (basic, note 4)	$1.24	$0.32	$(0.03)		$0.55

Group statement of total recognised gains and losses

			Three months	Three months
	Year ended	Year ended	ended	ended
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	(unaudited)	(audited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Profit/(loss) for the period	35.5	9.6	(0.9)	17.0
(Loss)/gain on foreign currency translation	(3.8)	1.3	(2.8)	(0.3)

Total recognised gains and losses for the period	31.7	10.9	(3.7)	16.7

Group balance sheet

	As at
	31 December	As at
	2003	31 Dec 2002
	(unaudited)	(audited)
	£m	£m
Fixed assets
Intangible assets	18.4	13.6
Tangible assets	21.0	20.0
Investments	1.2	1.1

	40.6	34.7

Current assets
Stock	18.2	48.4
Debtors: amounts receivable within one year	12.3	54.0
Debtors: amounts receivable after one year	0.1	4.9
Short-term investments	62.0	0.1
Cash at bank and in hand	63.2	11.7

	155.8	119.1

Creditors: amounts falling due within one year	(96.9)	(88.4)

Net current assets	58.9	30.7

Total assets less current liabilities	99.5	65.4
Creditors: amounts falling due after one year	(12.3)	(18.9)
Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	0.9	0.9
- share of liabilities	(1.2)	(1.1)

	(0.3)	(0.2)

Net assets	86.9	46.3

Capital and reserves
Called-up share capital	10.6	9.9
Share premium account	96.0	87.8
Profit and loss account	(19.7)	(51.4)

Shareholders’ funds - all equity	86.9	46.3

Reconciliation of movements in Group shareholders’ funds - all equity

	As at
	31 December	As at
	2003	31 Dec 2002
	(unaudited)	(audited)
	£m	£m
Retained profit for the period	35.5	9.6
(Loss)/gain on foreign currency exchange	(3.8)	1.3
New share capital subscribed	8.9	7.7

Net increase in shareholders’ funds	40.6	18.6
Opening shareholders’ funds - all equity	46.3	27.7

Closing shareholders’ funds - all equity	86.9	46.3

Group cash flow statement

			Three months	Three months
	Year ended	Year ended	ended	ended
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	(unaudited)	(audited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Net cash in/(out) flow from operating activities	116.7	(6.2)	52.1	(6.4)

Returns on investments and servicing of finance
Interest received	2.0	0.7	0.9	0.1
Interest paid	(0.1)	(0.1)	—	—
Interest element of finance lease payments	(0.8)	—	(0.2)	—

Net cash inflow from returns on investments and servicing of finance	1.1	0.6	0.7	0.1

Taxation	(3.4)	0.1	(1.4)	0.1

Capital expenditure and financial investment
Purchase of tangible fixed assets	(6.0)	(11.5)	(1.2)	(1.5)

Net cash outflow from capital expenditure and financial investment	(6.0)	(11.5)	(1.2)	(1.5)

Acquisitions and disposals
Purchase of Berna Products Corporation (net of cash acquired)	(3.9)	—	—	—

Net cash outflow from acquisitions and disposals	(3.9)	—	—	—

Net cash in/(out) flow before management of liquid resources and financing	104.5	(17.0)	50.2	(7.7)

Management of liquid resources	(61.9)	—	(12.4)	—

Financing
Net proceeds from issue of new shares:
– Baxter subscription	7.0	7.0	—	—
– Other	1.9	0.8	0.8	0.5

Net cash inflow from financing	8.9	7.8	0.8	0.5

Increase/(decrease) in cash for the period	51.5	(9.2)	38.6	(7.2)

Analysis of net (debt)/funds

			Exchange	31 December
	1 Jan 2003	Cash flow	movement	2003
	£m	£m	£m	£m
Cash	11.7	51.5	—	63.2
Liquid resources	0.1	61.9	—	62.0
Overdraft facility	(4.3)	—	0.4	(3.9)
Finance leases	(14.0)	—	1.4	(12.6)

Net (debt)/funds	(6.5)	113.4	1.8	108.7

Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities

			Three months	Three months
	Year ended	Year ended	ended	ended
	31 December	31 December	31 December	31 December
	2003	2002	2003	2002
	(unaudited)	(audited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
Group operating profit/(loss)	37.4	9.7	(4.7)	17.0
Depreciation and amortisation	4.4	2.6	1.5	0.8
Decrease/(increase) in stock	28.3	(52.6)	(3.1)	(1.8)
Decrease/(increase) in debtors	47.9	(50.6)	82.5	(43.1)
(Decrease)/increase in creditors	(2.6)	82.0	(27.2)	20.1
Exchange differences on inter-company balances	(0.3)	1.3	(0.4)	1.3
Other	1.6	1.4	3.5	(0.7)

Net cash in/(out) flow from operating activities	116.7	(6.2)	52.1	(6.4)

Notes

1. Basis of preparation

The financial information for the year ended 31 December 2003 is unaudited and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2002. The financial information for the two three-month periods ended 31 December 2003 and 31 December 2002 is also unaudited. The financial information relating to the year ended 31 December 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full report for that year which has been filed with the Registrar of Companies. The Board approved the financial statements for the year ended 31 December 2002 on 27 March 2003. The report of the auditors on these accounts was unqualified. Statutory accounts for the year ended 31 December 2003 will be delivered to the Registrar of Companies for England and Wales in due course. The report of the Auditors on the 2003 accounts has yet to be signed. The statutory accounts for the year ended 31 December 2003 will be sent to the shareholders with the Notice of Annual General Meeting.

2. Earnings/(loss) per ordinary share (basic)

The basic earnings per ordinary share for the full year and three months ended 31 December 2003 is based on a Group profit of £35.5 million and loss of £0.9 million respectively (2002 - profit of £9.6 million and profit of £17.0 million respectively). This has been calculated on the weighted average ordinary shares in issue and ranking for dividend during the period of 102,823,221 and 104,539,627 for the full year and three months ended 31 December 2003 (2002 - 96,101,507 and 98,588,633).

3. Earnings/(loss) per ordinary share (diluted)

Diluted earnings per ordinary share for the full year and three months ended 31 December 2003 is based on the weighted average number of ordinary shares outstanding of 104,393,147 and 104,539,627 respectively (December 2002 - 98,976,882 and 101,464,008) after adjusting for the effect of all dilutive potential ordinary shares.

4. Earnings/(loss) per ADR (basic)

Each American Depository Receipt (“ADR”) represents two ordinary shares. The basic earnings/(loss) per ADR is calculated by multiplying the earnings/(loss) per ordinary share by a factor of two and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.7905 and 1.6095 for 31 December 2003 and 31 December 2002 respectively.

On 23 February 2004, in order to bring the price of Acambis’ ADRs in line with that of peer group companies the ratio of Acambis’ ADRs to ordinary shares was changed. Previously one ADR represented 10 ordinary shares. All ADR holders on the register at 20 February 2004 were issued with four additional ADRs for each one held. Following this change one ADR represents two ordinary shares.

Directors’ shareholdings

Cambridge, UK – 24 March 2004 – Acambis plc (“Acambis’) (LSE: ACM, NASDAQ: ACAM) announces a number of transactions involving Directors’ shareholdings in Acambis.

On 23 March 2004, Nicolas Higgins, Chief Business Officer, exercised options over a total of 16,681 shares at 180p per share. At the same time, he sold those shares for 349.18p per share in part to fund the immediate income tax liability arising and the cost of exercising the options. On 22 March 2004, Mr Higgins’ wife transferred 120,923 shares registered in her name into the name of Mr Higgins, and subsequently on 23 March 2004 Mr Higgins sold those shares, for 349.18p per share. After these transactions, the shareholdings in Acambis held by Mr Higgins had decreased from 228,801 (including those shared previously registered in the name of his wife) to 107,878 shares, representing approximately 0.10% of Acambis’ issued ordinary share capital.

On 23 March 2004, Dr Thomas Monath, Chief Scientific Officer, exercised options over a total of 100,000 shares at 92p per share. At the same time, he sold 90,000 of these shares at 349.18p per share in part to fund the cost of exercising the options and the tax liability thereon. Following these transactions, the shareholding in Acambis held by Dr Monath increased from 32,453 shares to 42,453 shares, representing approximately 0.04% of Acambis’ issued ordinary share capital.

-ends-

Enquiries:
Acambis plc
Elizabeth Brown, Company Secretary Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications

Directors’ interest in shares

Cambridge, UK and Cambridge, Massachusetts - 25 March 2004 - Acambis plc (“Acambis”) announces a number of a transactions involving directors’ interests in shares in Acambis.

On 24 March 2004, the following grants of options under the Acambis 1996 Approved Share Option Scheme (“1996 Scheme”) and the Acambis 1999 Share Option Scheme (“1999 Scheme”) and awards under the Acambis Long-term Incentive Plan (“LTIP”) were made to the three Executive Directors.

				Total shares
				over which
	1996 Scheme	1999 Scheme		options held
Director	share options	share options	LTIPs	(note 1)
Gordon Cameron	8,670	34,680	86,704	731,398
Nicolas Higgins	8,670	17,200	51,734	554,004
Dr Thomas Monath	-	23,470	46,943	457,323

Both the share options and the LTIPs were granted over ordinary 10p shares. The share options were granted at an exercise price of 346p per share. On exercise of the LTIP awards, a nominal £1.00 would be payable by each director. The exercise periods applicable are 24 March 2007 to 23 March 2014 and 24 March 2007 to 23 September 2007 for the options and LTIPS, respectively. No amounts were payable by the directors on the grant of these share options or LTIPs.

Note 1: the total shares over which options are held (share options and LTIPs) following all the above transactions detailed within this news release.

-ends-

Enquiries:
Elizabeth Brown, Company Secretary
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Acambis appoints Ross Graham as Non-executive Director

Cambridge, UK and Cambridge, Massachusetts – 25 March 2004 - Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) today announces the appointment of Ross Graham as an independent Non-executive Director and Chairman of the Audit Committee.

Ross was most recently Corporate Development Director of Misys plc, the London-listed information technology company that supplies global software products and solutions to the healthcare, banking and financial services industries. He joined Misys as Finance Director in 1987 at the time of its flotation and was appointed Corporate Development Director in 1998 with Board responsibility for corporate transactions and management of strategic alliances. Previously, Ross was a partner with the predecessor firm to Ernst & Young, where he qualified as a Chartered Accountant.

He stepped down from Misys’ Board of Directors at the end of 2003 after more than 16 years. During his time with the company, Misys expanded rapidly, principally through acquisition. Its revenues grew from £3.5m to £1bn and the number of employees grew from 60 to 6,500. Today, its market capitalisation is £1.5bn.

Alan Smith, Chairman of Acambis, commented:

“Ross’ experience of managing a company through a period of rapid growth will be invaluable to Acambis as we have expanded considerably in the last two years and aim to become one of the world’s leading vaccine companies. As a third independent Non-executive Director, Ross brings greater balance to the Board and extensive financial experience that will be of particular benefit in his role as Chairman of the Audit Committee.”

Ross takes over as Chairman of the Audit Committee from Michael Lytton, who continues in his role as Non-executive Director. Ross is also a non-executive director of Wolfson Microelectronics plc and EXY Group Plc, and non-executive Chairman of Vecta Software Corporation Ltd.

There are no further details relating to the appointment of Ross Graham that are required to be disclosed pursuant to paragraph 6.F.2 (b-g) of the Listing Rules of the UK Listing Authority.

-ends-

Enquiries:
Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead: Tel +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 814,324 shares
Chase GA Group Nominees Ltd 3,368,092 shares
Chase Nominees Ltd 752,500 shares
CUIM Nominees Ltd 1,131,554 shares
RBSTB Nominees Ltd 475,000 shares

5. Number of shares / amount of stock acquired

275,000 shares

6. Percentage of issued class

0.26%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

25 March 2004

11. Date company informed

29 March 2004

12. Total holding following this notification

6,541,470 shares

13. Total percentage holding of issued class following this notification

6.17%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

30 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Acambis plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 April 2004	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright
Title: Director of Communications